Exhibit 99.1

Perpetual Limited (The Parent Company) & JOHCM (Singapore) Pte Limited (A Controlled Undertaking of The Parent Company), together the “Filing Persons”, hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the aggregate beneficial ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934.

This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

Perpetual Limited-		JOHCM (Singapore)PTE. Limited-
Date	signed	Date	signed

By:	/s/ Sylvie Dimarco	By:	/s/ Kooi Cho YU
Name:	Sylvie Dimarco	Name:	Kooi Cho YU
Title:	Company Secretary	Title:	CEO/Director